EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)
						Twelve	Three
						Months	Months
	Year Ended December 31,					Ended	Ended
	2002	2003	2004	2005	2006	3/31/2007	3/31/2007
EARNINGS (LOSS)
Income (Loss) Before Income Taxes	$63,443	$91,728	$45,351	$88,378	$52,847	$26,652	$(35,924)
Fixed Charges (as below)	42,377	46,787	39,475	36,762	44,769	47,695	13,005
Total Earnings (Loss)	$105,820	$138,515	$84,826	$125,140	$97,616	$74,347	$(22,919)

FIXED CHARGES
Interest Expense	$40,422	$44,784	$37,957	$34,094	$40,778	$43,026	$11,383
Credit for Allowance for Borrowed Funds Used During Construction	673	451	280	668	1,491	2,169	997
Trust Dividends	(186)	(93)	(62)	-	-	-	-
Estimated Interest Element in Lease Rentals	1,468	1,645	1,300	2,000	2,500	2,500	625
Total Fixed Charges	$42,377	$46,787	$39,475	$36,762	$44,769	$47,695	$13,005

Ratio of Earnings (Loss) to Fixed Charges	2.49	2.96	2.14	3.40	2.18	1.55	(1.76)

For the three months ended March 31, 2007, the Earnings to cover Fixed Charges was deficient by $35,924,000.